GENSPERA, INC.

August 18, 2015

Jeffrey P. Riedler

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:	GenSpera, Inc.

Registration Statement on Form S-1

Filed August 8, 2017

File No. 333-206242

Dear Mr. Riedler:

We are in receipt of your letter dated August 17, 2015 advising us that the above referenced registration statement will not be reviewed. Please be advised that GenSpera, Inc. hereby requests that the above referenced registration statement be declared effective at 1:30 p.m. EST, on Wednesday, August 19, 2015 or as soon as practicable thereafter.

We hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Craig Dionne

Craig Dionne

Chief Executive Officer